Exhibit 11-1

THE NAVIGATORS GROUP, INC. AND SUBSIDIARIES

Computation of Per Share Earnings

The following table presents the computation of basic and diluted earnings per share for the three and nine months ended September 30, 2012 and 2011:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
In thousands, except share and per share amounts	2012	2011	2012	2011
Net income (loss)	$12,915	$13,898	$35,718	$15,509
Basic weighted average shares	14,026,855	14,796,309	14,004,302	15,243,603
Effect of common stock equivalents:
Assumed exercise of stock options and vesting of stock grants	245,622	308,115	250,999	325,767

Diluted weighted average shares	14,272,477	15,104,424	14,255,301	15,569,370
Net income (loss) per common share:
Basic	$0.92	$0.94	$2.55	$1.02

Diluted	$0.90	$0.92	$2.51	$1.00